UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007.

Commission File Number              000-1157

                            NEW WORLD BATTERIES, INC.
                       -----------------------------------


                    ---------------------------------------
                 (Translation of registrant's name into English)


               11718-232B Street, Maple Ridge BC, Canada V2X 7Z2
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.


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Other Information

Results of Annual General Meeting

     On December 18 2007 the Company held its Annual General Meeting of Stockholders. At the meeting Mr. George Devlin, Dr. Robert O'Brien, Dr. Patrick O'Brien, Mr. Dan O'Brien, Mr. Marc Weston and Mr. Jason Bloom were elected to the board of directors. Cinnamon Jang Willoughby was also approved as the Company's auditor for the current year ending December 31, 2007.

The stockholders also approved:

     The change of business of the Company from battery research and development to prospecting for and developing mineral claims;

     The appointment of Mr. Marc Weston as President of the Company;

     The issuance to Mr. Weston of one million treasury shares as full, complete and only compensation for all future services to the Company;

     The appointment of Mr. Jason Bloom as Director of Communication and
     Finance;

     The issuance to Mr. Bloom of one million treasury shares as full, complete and only compensation for all future services to the Company; and

     Confirmation that one million shares originally issued to Mr. Dan O'Brien as compensation for battery technology shall be retained by Mr. O'Brien as full, complete and only compensation for all future services to the Company.


Return of Previously Issued Stock to Treasury

The battery technologies invented by Dr. Robert O'Brien that were purchased by New World Batteries for 3 million treasury shares and which, until recently, formed the basis of the Company, have been sold to MHD Technologies, a private British Columbia company headed by Dr. Robert O'Brien for one dollar. In conjunction with this transaction Dr. O'Brien has returned to NWB the three million NWB shares he was issued for the technologies. NWB has cancelled the share certificate and returned the shares to treasury.



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                NEW WORLD BATTERIES, INC.
                                                      (Registrant)


Date January 4, 2008                            By  /S/ MARC WESTON
                                                    ---------------------
                                                       (Signature) *


                                                MARC WESTON, PRESIDENT
                                                ----------------------
                                                * Print the name and title under
                                                  the signature of the signing
                                                  officer.



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